Filed by Sky Financial Group, Inc. Exchange Act Number 001-14473 Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Waterfield Mortgage Company, Incorporated

Waterfield Mortgage Company, Incorporated

7500 West Jefferson Boulevard

Fort Wayne, Indiana 46804

(206) 434-8300

                October 9, 2006

Dear Optionholder/Shareholder:

The Board of Directors of Waterfield Mortgage Company, Incorporated (“Waterfield” or the “Company”) is pleased to announce that Waterfield anticipates closing its previously-announced merger with Sky Financial Group, Inc. (“Sky”) on October 18, 2006. As Waterfield has previously disclosed, each issued and outstanding Waterfield common share will automatically be converted into the right to receive 4.38 Sky common shares and $80.07 in cash, without interest. Using $24.84, the most recent 20-day moving average of the Sky stock closing price, the total cash and stock consideration received will be approximately $189 per Waterfield share. You will also receive your prorated interest in the Waterfield Shareholder LLC (the “LLC”). We created the LLC as a mechanism for the distribution to our shareholders of the net proceeds received from the various transactions related to the disposition of our mortgage banking business. The potential value you may receive from LLC membership interests is described below.

In order to obtain Sky’s agreement to close on the referenced date notwithstanding the existence of the dispute between Waterfield and American Home Mortgage Corp. (“American Home”), as described in the proxy statement/prospectus Waterfield will, among other things, establish a $5 million escrow fund for (a) the payment of certain expenses related to the merger with Sky (b) the disputes with American Home and (c) any remaining liabilities we agreed to pay under the Agreement and Plan of Merger, dated February 3, 2006, between Sky, Waterfield and LLC. The amount in this escrow fund may increase to $15 million through further deposits by the Company. Under the terms of the closing agreement, any rights to this escrow, any rights to the $55 million escrow (the “American Home Escrow”) previously created in connection with American Home’s acquisition of Waterfield Financial Corporation, and other assets of Waterfield in excess of those required to be transferred to Sky will be retained in the LLC until the resolution of the disputes with American Home. The LLC will seek to realize the maximum value from these escrows and assets. As an example, assuming the full $70 million of escrows were refunded to the LLC and the balance of any assets were spent in operating the LLC and achieving this result, it is possible that there could be an additional distribution with a potential value, based on certain assumptions including those set forth above, of up to approximately $40 per Waterfield share.

It is impossible at this time to estimate the potential risks and costs to Waterfield, and the potential impact on returns to Waterfield Shareholders that may result from the disputes with American Home and the other factors described in the proxy statement/prospectus under the heading “Disposition of the Mortgage Banking Business – Aggregate Consideration.” Any recovery from the American Home Escrow, including the timing of such a recovery, could be affected by the resolution of the pending disputes with American Home. American Home has asserted claims against the Company relating to, inter alia, alleged non-performance of certain terms of the Stock and Mortgage Loan Purchase Agreement, dated January 12, 2006, between Union Federal Bank of Indianapolis, American Home, and Waterfield Financial Corporation (the “WFC Purchase Agreement”). American Home has made claims against the Company for in excess of $29 million, and has instructed the escrow agent of the American Home Escrow to pay to American Home the entire amount held in that escrow. On September 29, 2006, American Home filed suit against the Company in federal district court in New York. Waterfield disputes the claims that have been asserted by American Home, denies that American Home is entitled to recover the amounts it alleges as damages and has sought from the American Home Escrow, and maintains that it has complied in all material respects with the terms of the WFC Purchase Agreement. Waterfield intends to defend itself vigorously against the American Home claims, and to contest American Home’s demand for payment of the amounts in the American Home Escrow. In addition, Waterfield may pursue claims of its own against American Home in connection with American Home’s breaches of the WFC Purchase Agreement, and may seek to recover, among other things, the amounts held in the American Home Escrow. However, we cannot assure you that the dispute with American Home will be resolved amicably, that the litigation will not be costly, or that the litigation will not result in payment of some or all of the alleged damages sought by American Home.

Waterfield and the Board of Directors are pleased that the Company and Sky have now agreed on a closing date for the merger, and look forward to the completion of this transaction.

Sincerely,

/s/ Donald A. Sherman
Donald A. Sherman

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon the current beliefs and expectations of Sky Financial’s and Waterfield Mortgage’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

A number of the factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Sky Financial’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Sky Financial or Waterfield Mortgage or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referred to above. Sky Financial and Waterfield Mortgage do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information and Where to Find It

In connection with the proposed merger, a registration statement on Form S-4, including a proxy statement/prospectus, and other materials were filed with the SEC. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER. Stockholders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Sky Financial with the SEC at the SEC’s Internet site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and each of Sky Financial’s other filings with the SEC are also available on Sky Financial’s Internet site at www.skyfi.com, or by request to Sky Financial’s Shareholder Relations Department, 10 E. Main Street, Salineville, Ohio 43945.

Participants in the Solicitation

Sky Financial, Waterfield Mortgage Company and their respective directors, executive officers and other members of their management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Waterfield Mortgage Company’s stockholders with respect to the proposed merger. Information regarding the officers and directors of Sky Financial is included in its definitive proxy statement for its 2006 Annual Meeting filed with the SEC on February 23, 2006. Other information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and definitive proxy statement/prospectus and other relevant materials filed with the SEC.